BELLATRIX EXPLORATION LTD.
CONDENSED BALANCE SHEETS
(unaudited, expressed in Canadian dollars)

($000s)	September 30, 2018	December 31, 2017

ASSETS
Current assets
Accounts receivable (note 14)	$39,475	$45,672
Deposits and prepaid expenses	6,547	3,709
Current portion of risk management asset (note 14)	9,186	31,910
	55,208	81,291

Risk management asset (note 14)	839	1,213
Deferred taxes (note 10)	69,346	48,298
Exploration and evaluation assets (note 3)	18,312	22,731
Property, plant and equipment (note 4)	1,143,172	1,187,390
Total assets	$1,286,877	$1,340,923

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$60,921	$73,307
Current portion of other deferred liabilities (note 6)	1,836	20,790
Current portion of risk management liability (note 14)	12,257	4,468
Current portion of decommissioning liability	1,908	1,924
	76,922	100,489

Credit Facilities (note 5)	57,059	52,066
Second Lien Notes (note 5)	110,367	—
Senior Notes (note 5)	195,373	305,409
Convertible Debentures (liability component) (note 5)	41,120	39,426
Risk management liability (note 14)	2,611	3,422
Other deferred liabilities (note 6)	6,798	7,402
Decommissioning liabilities	56,672	58,687
Total liabilities	546,922	566,901

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 7)	1,090,117	1,068,377
Convertible Debentures (equity component) (note 5)	7,818	7,818
Warrants (note 5)	1,652	—
Contributed surplus	56,443	56,092
Retained earnings (deficit)	(416,075)	(358,265)
Total shareholders’ equity	739,955	774,022
Total liabilities and shareholders’ equity	$1,286,877	$1,340,923

SUBSEQUENT EVENT (note 16)

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	1

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017

REVENUES
Petroleum and natural gas sales (note 8)	$49,869	$47,042	$167,709	$184,411
Royalties	(5,675)	(3,884)	(18,388)	(17,894)
Other income (note 8)	1,656	1,111	4,053	4,091
Total revenues net of royalties	45,850	44,269	153,374	170,608

Realized gain (loss) on commodity contracts	7,750	13,631	22,002	19,800
Unrealized gain (loss) on commodity contracts	(5,931)	2,886	(33,382)	37,912
Total Revenues net of royalties and commodity contracts	47,669	60,786	141,994	228,320

EXPENSES
Production	23,790	27,211	76,316	85,159
Transportation	6,880	6,962	20,350	17,012
General and administrative	6,414	7,325	20,461	20,616
Share-based compensation (note 9)	174	553	165	1,163
Depletion and depreciation (note 4)	25,455	32,024	81,417	92,855
(Gain) loss on dispositions	1,283	18,828	(10,442)	57,259
(Gain) loss on Senior Notes settlements (note 5)	(5,391)	—	(5,661)	—
Total expenses	58,605	92,903	182,606	274,064

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(10,936)	(32,117)	(40,612)	(45,744)

Finance expenses (note 11)	10,300	9,666	30,589	29,308
Realized (gain) loss on foreign exchange (note 12)	6,793	(1)	7,739	484
Unrealized (gain) loss on foreign exchange (note 12)	(11,718)	(9,441)	(1,255)	(18,450)

NET PROFIT (LOSS) BEFORE TAXES	(16,311)	(32,341)	(77,685)	(57,086)

TAXES
Deferred tax (recovery) expense (note 10)	(7,429)	(10,217)	(21,134)	21,224

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(8,882)	$(22,124)	$(56,551)	$(78,310)

Net profit (loss) per share (note 13)
Basic	($0.14)	($0.45)	($1.02)	($1.59)
Diluted	($0.14)	($0.45)	($1.02)	($1.59)

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	2

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, expressed in Canadian dollars)
For the nine months ended September 30,

($000s)	2018	2017

SHAREHOLDERS’ CAPITAL
Common shares (note 7)
Balance, beginning of year	$1,068,377	$1,068,084
Share-based compensation awards	128	289
Issued on Senior Notes settlements	21,774	—
Share issue costs on equity issue, net of tax effect	(162)	3
Balance, end of period	1,090,117	1,068,376

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 5)
Balance, beginning of year	7,818	7,818
Balance, end of period	7,818	7,818

CONTRIBUTED SURPLUS
Balance, beginning of year	56,092	54,418
Share-based compensation expense	466	1,427
Adjustment of share-based compensation expense for forfeitures of unvested share options	(115)	—
Balance, end of period	56,443	55,845

WARRANTS (note 5)
Balance, beginning of year	—	—
Warrants issued, net of tax	1,652	—
Balance, end of period	1,652	—

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(358,265)	(266,902)
Settlement of Senior Notes, net of tax effect (note 5)	(1,259)	—
Net (loss) profit	(56,551)	(78,310)
Balance, end of period	(416,075)	(345,212)

TOTAL SHAREHOLDERS’ EQUITY	$739,955	$786,827

See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
CONDENSED STATEMENTS OF CASH FLOWS
(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net (loss) profit	$(8,882)	$(22,124)	$(56,551)	$(78,310)
Adjustments for:
Depletion and depreciation (note 4)	25,455	32,024	81,417	92,855
Accretion on decommissioning obligations	372	366	1,019	983
Non-cash financing and accretion	1,288	1,197	3,850	3,561
Share-based compensation (note 9)	196	553	278	1,330
Unrealized (gain) loss on commodity contracts	5,931	(2,886)	33,382	(37,912)
Unrealized foreign exchange (gain) loss (note 12)	(11,718)	(9,441)	(1,255)	(18,450)
Loss on marketable securities	—	—	—	461
(Gain) loss on dispositions	1,283	18,828	(10,442)	56,798
Deferred tax expense (recovery) (note 10)	(7,429)	(10,217)	(21,134)	21,224
(Gain) loss on Senior Notes settlements	(5,391)	—	(5,661)	—
Realized foreign exchange on Senior Notes settlements	6,600	—	7,614	—
Decommissioning costs incurred	(278)	(361)	(1,368)	(1,503)
Change in non-cash working capital (note 15)	190	15,092	3,087	748
	7,617	23,031	34,236	41,785

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of Second Lien Notes (note 5)	19,702	—	19,702	—
Transaction costs on Senior Note exchange	(3,280)	—	(3,280)	—
Share capital issue costs	(98)	—	(221)	4
Settlement of share based payments	(20)	(9)	(435)	(1,232)
Advances from (repayments of) Credit Facilities	(14,372)	(4,820)	4,993	(10,864)
Financing obligations	(317)	(1,908)	(2,420)	(5,680)
Deferred lease inducements	(83)	(85)	(249)	(255)
Deferred capital obligations	200	(8,963)	(3,995)	(8,181)
Change in non-cash working capital (note 15)	(632)	(1,048)	(2,655)	21,527
	1,100	(16,833)	11,440	(4,681)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets (note 3)	(23)	(435)	(199)	(1,628)
Additions to property, plant and equipment (note 4)	(7,375)	(40,191)	(37,503)	(95,416)
Proceeds on sale of property, plant and equipment	282	16,554	878	48,314
Proceeds on sale of marketable securities	—	—	—	3,861
Change in non-cash working capital (note 15)	(1,601)	17,874	(8,852)	7,765
	(8,717)	(6,198)	(45,676)	(37,104)

Change in cash	—	—	—	—

Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Cash paid:
Interest	$6,078	$2,156	$23,089	$19,859
See accompanying notes to the condensed financial statements.

Bellatrix Exploration Ltd.	4

BELLATRIX EXPLORATION LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance
These condensed financial statements (“interim financial statements”) were authorized by the Board of Directors on October 31, 2018. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited financial statements and notes thereto as at and for the year ended December 31, 2017.

b.	Basis of measurement
The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the audited financial statements and notes thereto as at and for the fiscal year ended December 31, 2017, except as discussed in Note 2(c).

c.	Changes in significant accounting policies
IFRS 9 Financial Instruments ("IFRS 9")
The Company adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model.
The adoption of this standard had no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
All financial assets are initially measured at fair value. Financial assets are subsequently measured at either amortized cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Company's business model for managing the financial assets, and the contractual cash flow characteristics of the financial assets. Financial assets are not reclassified subsequent to their initial recognition, except if the Company changes its business model for managing financial assets.

Bellatrix Exploration Ltd.	5

A financial asset is subsequently measured at amortized cost if it meets both of the following conditions:

(i).	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii).	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet condition (ii) above that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets is subsequently measured at fair value through other comprehensive income.
All other financial assets are subsequently measured at their fair values, with changes in fair value recognized in profit or loss (“FVTPL”).
There was no change to the measurement categories for financial liabilities. Financial liability classifications are all unchanged from their classifications under IAS 39. Deferred share units, restricted awards and performance awards continue to be classified as FVTPL. Accounts payable and accrued liabilities, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (each as defined in Note 5) and finance lease obligations are classified as amortized cost.
A comparison of financial instrument classifications, pre and post adoption of IFRS 9, is as follows:

Financial Assets and Liabilities	IAS 39	IFRS 9
Accounts receivable	Amortized cost	Amortized cost
Commodity risk management contracts	FVTPL	FVTPL
Foreign exchange risk management contracts	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Deferred share units	FVTPL	FVTPL
Restricted awards	FVTPL	FVTPL
Performance awards	FVTPL	FVTPL
Credit Facilities	Amortized cost	Amortized cost
Second Lien Notes	N/A	Amortized cost
Senior Notes	Amortized cost	Amortized cost
Convertible Debentures	Amortized cost	Amortized cost
Finance lease obligation	Amortized cost	Amortized cost
The Company considers expected credit losses upon recognition of accounts receivable, and recognizes these expected credit losses as an allowance for doubtful accounts. The Company’s accounts receivable are short-term in nature, with the majority of payments typically received within a 12-month period. Accounts receivable do not have a significant financing component. Consequently, the Company recognizes an amount equal to the lifetime expected credit losses based on the Company’s historical experience and forward-looking information. The carrying amount of these assets in the balance sheet is net of any loss allowance. The adoption of IFRS 9 did not result in any additional provision for impairment.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
The Company adopted IFRS 15 with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized.
The additional disclosures required by IFRS 15, including those required by the cumulative effect method, are detailed in Note 8.

Bellatrix Exploration Ltd.	6

Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers and excludes amounts collected on behalf of third parties. Bellatrix recognizes revenue when it transfers control of the product to the buyer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the delivery mechanism agreed with the customer, often pipelines or other transportation methods.
Bellatrix evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Bellatrix obtains control of the product delivered, which is indicated by Bellatrix having the primary responsibility for the delivery of the product, having the ability to establish prices or having inventory risk. If Bellatrix acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.
Processing fees charged to other entities for use of pipelines and facilities owned by the Company are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Processing fees charged to other entities under contracts with customers are recognized in revenue when the related services are provided.
Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements.
IFRS 16 Leases ("IFRS 16")
IFRS 16 replaces IAS 17 - "Leases". For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases.  All contracts that meet the definition of a lease under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard will come into effect for annual periods beginning on or after January 1, 2019.
Bellatrix is currently evaluating potential lease contracts and measurement of leases under IFRS 16 and it is expected that adoption will result in a material increase in assets and liabilities and will result in material reclassifications of operating expense to interest and depreciation expense within the statement of comprehensive income (loss). However, a precise estimate of the impact cannot be made at this time.
Bellatrix will recognize new assets and liabilities for its operating leases of office leases, compressor leases, equipment leases and office equipment leases.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)	Amount
Cost
Balance, December 31, 2016	$29,246
Additions	1,664
Dispositions	(7,843)
Transfer to oil and natural gas properties	(336)
Balance, December 31, 2017	22,731
Additions	199
Transfer to oil and natural gas properties	(4,618)
Balance, September 30, 2018	$18,312
Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production.

Bellatrix Exploration Ltd.	7

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2016	$2,034,954	$56,060	$26,420	$2,117,434
Additions	111,485	12,058	1,888	125,431
Transfer from exploration and evaluation assets	336	—	—	336
Disposals	(298,102)	—	—	(298,102)
Balance, December 31, 2017	1,848,673	68,118	28,308	1,945,099
Additions	28,264	3,296	1,021	32,581
Transfer from exploration and evaluation assets	4,618	—	—	4,618
Balance, September 30, 2018	$1,881,555	$71,414	$29,329	$1,982,298
Accumulated Depletion, Depreciation and Impairment
Balance, December 31, 2016	$806,656	$1,987	$12,219	$820,862
Charge for the year	116,693	1,122	2,837	120,652
Disposals	(196,955)	—	—	(196,955)
Impairment	13,150	—	—	13,150
Balance, December 31, 2017	739,544	3,109	15,056	757,709
Charge for time period	78,095	1,360	1,962	81,417
Balance, September 30, 2018	$817,639	$4,469	$17,018	$839,126

Carrying Amounts
At December 31, 2017	$1,109,129	$65,009	$13,252	$1,187,390
At September 30, 2018	$1,063,916	$66,945	$12,311	$1,143,172
Bellatrix has included $825.5 million (September 30, 2017: $774.7 million) for future development costs and excluded $43.8 million (September 30, 2017: $41.3 million) for estimated salvage value from the depletion calculation for the three months ended September 30, 2018.
For the nine months ended September 30, 2018, the Company capitalized $5.4 million (2017: $5.8 million) of general and administrative expenses directly related to exploration and development activities.

5.	DEBT

($000s)	September 30, 2018	December 31, 2017
Credit Facilities	$57,059	$52,066
Second Lien Notes (mature on September 11, 2023)	110,367	—
Senior Notes (mature on May 15, 2020)	195,373	305,409
Convertible Debentures (liability component)	41,120	39,426
Debt	$403,919	$396,901
Credit Facilities
At September 30, 2018, the Company had $57.1 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions. In connection with the completion of the Second Lien Refinancing (defined below), the agreement governing the Credit Facilities was amended and restated, with the borrowing base reconfirmed at $100 million and with total commitments set at $95 million. The terms of the Credit Facilities were amended and restated to, among other things, allow for the completion of the transactions comprising the Second Lien Refinancing, amend the interest and fees payable under the Credit Facilities and provide for an additional financial covenant (refer to Covenants below). The term of the Credit Facilities is to May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the

Bellatrix Exploration Ltd.	8

Corporation, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period. The next semi-annual redetermination is scheduled for November 2018.
The Credit Facilities bear interest at a floating rate. For the nine months ended September 30, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.32%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at September 30, 2018, total outstanding letters of credit were $11.5 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
Second Lien Notes
During the third quarter of 2018 Bellatrix completed a debt refinancing transaction (the "Second Lien Refinancing") pursuant to a note purchase agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80.12 million of the Company’s Senior Notes for US$72.11 million of second lien notes due 2023 (the “Second Lien Notes”). The Second Lien Notes bear interest at 8.5% per annum, payable quarterly, and are secured by a $250 million demand debenture over all of the Company’s assets, which is subordinated to the security provided under the Credit Facilities. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.
In addition, the Exchanging Noteholders have agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes, with the proceeds to be used for capital expenditures, development capital and Senior Notes purchases. At closing, on September 11, 2018, the Exchanging Noteholders subscribed for US$15 million of additional Second Lien Notes.
The Exchanging Noteholders also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before December 31, 2018. If any of the incremental US$50 million of Second Lien Note capacity is utilized, then the Exchanging Noteholders' commitment to subscribe for additional Second Lien Notes will be limited to US$30 million. The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement, Bellatrix issued warrants to purchase an aggregate of 3,088,205 common shares of Bellatrix to the Exchanging Noteholders at an exercise price of $1.30 per Common Share expiring five years from the issuance date of the warrants. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity.
In connection with Bellatrix's continuing efforts to provide additional liquidity for the Company and to refinance the Senior Notes, Bellatrix retained one of its directors, Steven J. Pully, who has substantial expertise in debt refinancing transactions, to act as special advisor to a special committee of independent directors (the "Special Committee") that was formed to facilitate and lead the Company's refinancing efforts. In his role as special advisor, Mr. Pully participated with management in the structuring, negotiation, and execution of the Second Lien Refinancing.  The Special Committee retained Mr. Pully as special advisor in light of his experience and relationships in the debt capital markets developed over the course of his career. As a result of the significant increase in the amount of time Mr. Pully was expected to spend performing in this new role, the Company and Mr. Pully entered into an agreement (the “Advisor Agreement”) pursuant to which Mr. Pully would earn a monthly retainer of $35,000 per month for his services, and could earn additional fees upon the completion of pre-established refinancing milestones. These duties are separate from, and in addition to, Mr. Pully’s responsibilities to the Company as a member of the Board, and as a result of Mr. Pully’s compensation for his role as a special advisor, Mr. Pully will no longer be considered an independent director. During the term of the Advisor Agreement, Mr. Pully will not receive any other fees for service as a board member. As a result of the successful completion of the Second Lien Refinancing, Mr. Pully earned fees of $1.0 million pursuant to the Advisor Agreement through September 30, 2018. The Advisor Agreement is terminable at any time by the

Bellatrix Exploration Ltd.	9

Company, and expires on December 31, 2018. Pursuant to the terms of the Advisor Agreement, Mr. Pully may be entitled to additional compensation when and if the Company completes additional refinancing transactions.

Second Lien Notes
($000s)	Liability Component	Equity Component
Balance, December 31, 2017	$—	$—
Issuance of Second Lien Notes in exchange for Senior Notes(2)	92,451	1,652
Issuance of additional Second Lien Notes for cash proceeds	19,702	—
Unrealized foreign exchange gain (1)	(1,806)	—
Amortization of discount	20	—
Balance, September 30, 2018	$110,367	$1,652

(1)	Exchange rate (CDN$/US$1.00) at September 30, 2018 was 1.2924.

(2)	Equity component issuance of Second Lien Notes is presented net of tax.
Senior Notes
At September 30, 2018, the Company had outstanding US$153.8 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). During the nine months ended September 30, 2018 Bellatrix reduced the Senior Notes outstanding by $123.7 million (US$96.2 million) through the refinancing transactions. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $4.7 million, which accrete up to the principal balance at maturity using an effective interest rate of 9.6%.

Senior Notes
($000s)	Amount
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain (1)(2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	$305,409
Unrealized foreign exchange loss (1)(2)	11,534
Amortization of discount and debt issue costs	2,136
Settlement of Senior Notes for equity	(20,321)
Settlement of Senior Notes for Second Lien Notes	(103,385)
Balance, September 30, 2018	$195,373

(1)	Exchange rate (CDN$/US$1.00) at September 30, 2018 was 1.29235 (December 31, 2017: 1.2518).

(2)	Amount does not include unrealized gain on foreign exchange contracts of $3.3 million (December 31, 2017: $3.9 million loss), refer to Note 12.
During the second quarter of 2018, Bellatrix entered into agreements (the "Exchange Agreements") with third parties to exchange US$16,080,000 aggregate principal amount of Senior Notes (the "Surrendered Senior Notes") for an aggregate of 12,298,567 Common Shares (the "Note Exchanges"). The Surrendered Senior Notes were exchanged at a value of US$900 for each US$1,000 principal amount of Senior Notes (the "Repurchase Value"). Pursuant to the terms of the Exchange Agreements, the Repurchase Value was applied towards the purchase of the Common Shares at a deemed price per Common Share, which was based on a 5% discount to the volume average trading price on the TSX for a period not less than five trading days preceding the effective date of the applicable Exchange Agreement.
Subsequent to September 30, 2018, Bellatrix acquired and canceled an additional US$5.0 million aggregate principal amount of the Senior Notes, in exchange for an aggregate of 4,400,137 common shares issued by the Company on substantially the same terms as the previous Note Exchanges.

Bellatrix Exploration Ltd.	10

Convertible Debentures
At September 30, 2018, Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares for the specified period is not less than 125% of the conversion price. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Second Lien Notes, the Senior Notes and any other senior indebtedness.

Convertible Debentures
($000s)	Liability Component	Equity Component
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	2,006	—
Balance, December 31, 2017	$39,426	$7,818
Effective interest on Convertible Debentures	1,694	—
Balance, September 30, 2018	$41,120	$7,818
Covenants
The agreement governing the Credit Facilities now includes two financial covenants that must be met quarterly. The covenants require that the Company maintain a ratio of outstanding Senior Debt (defined below) to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Senior Debt Covenant”) and a First Lien Debt (defined below) to EBITDA ratio of not more than 3.0 times (the "First Lien Covenant").
The agreement governing the Second Lien Notes contains one financial covenant which requires the Company to maintain a ratio of outstanding Senior Debt to EBITDA for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Second Lien Covenant”). The calculations for the financial covenants are based on specific definitions that are not in accordance with IFRS and the calculations cannot be readily replicated by referring to the financial statements.

Bellatrix Exploration Ltd.	11

The following table lists the covenant under the Credit Facilities and Second Lien Notes and the Company’s compliance therewith as at September 30, 2018:

	Covenant as at	Position at
	September 30, 2018	September 30, 2018
Credit Facilities - Covenants	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00x	2.78	x
First Lien Debt (3) to EBITDA (2) for the last four fiscal quarters	3.00x	1.24	x
Second Lien Notes - Covenant
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00x	2.78	x

(1)
“Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities and current decommissioning liabilities. Senior Debt at September 30, 2018 was $206.5 million.

(2) EBITDA is calculated based on terms and definitions set out in the agreements governing the Credit Facilities and Second Lien Notes which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2018 was $74.3 million.
(3) "First Lien Debt" is defined as Consolidated Total Debt, excluding any unsecured, second lien or subordinated debt (Second Lien Notes, Senior Notes and Convertible Debentures (liability component)). First Lien Debt at September 30, 2018 was $92.1 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test, which is also a test in the Note Purchase Agreement, applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Note Purchase Agreement and Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness, is not more than, subject to certain exceptions, the lesser of (i) the greater of (1) $675 million, and (2) 35% of adjusted consolidated net tangible assets ("ACNTA"), plus $150 million and (ii) 50% of the discounted future net revenues from proved oil and natural gas reserves included in the calculation of ACNTA. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $516 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Second Lien Notes and Senior Notes and the Company’s position therewith as at September 30, 2018:

	Covenant as at	Position at
	September 30, 2018	September 30, 2018
Second Lien Notes and Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.07	x

(1)
Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Purchase Agreement and the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the Note Purchase Agreement and the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended September 30, 2018, fixed charges were $38.1 million and consolidated cash flow was $78.8 million.

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6.	OTHER DEFERRED LIABILITIES

($000s)	Finance lease obligation	Deferred lease inducements	Deferred financing obligations(1)	Deferred gain(1)	Deferred capital obligation(1)	Total
Balance, December 31, 2017	$6,891	$2,021	$1,505	$13,020	$4,755	$28,192
Deferred lease inducements	—	(249)	—	—	—	(249)
Payments on finance lease	(916)	—	—	—	—	(916)
Drawdown deferred financing obligations	—	—	(1,505)	—	—	(1,505)
Drawdown deferred capital obligations	—	—	—	—	(3,868)	(3,868)
Realized deferred gain	$—	$—	$—	$(13,020)	$—	$(13,020)
Balance, September 30, 2018	$5,975	$1,772	$—	$—	$887	$8,634

Current portion of other deferred liabilities	$609	$340	$—	$—	$887	$1,836
Long term portion of other deferred liabilities	$5,366	$1,432	$—	$—	$—	$6,798
(1) Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018.

7.	SHAREHOLDERS’ CAPITAL
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the condensed financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, Deferred Share Units, Restricted Awards and Performance Awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
During the second quarter of 2018, as described in note 5, Bellatrix acquired and canceled US$16.1 million of the Senior Notes, issuing 12,298,567 common shares of Bellatrix in exchange.
At September 30, 2018, Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At September 30, 2018, no preferred shares have been issued. All shares issued are fully paid and have no par value.

	September 30, 2018		September 30, 2017
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	49,378,026	$1,068,377	49,317,166	$1,068,084
Shares issued on settlement of Senior Notes	12,298,567	21,774	—	—
Shares issued on settlement of share-based compensation	87,516	128	60,860	289
Share issue costs on equity issue, net of tax effect	—	(162)	—	3
Balance, end of period	61,764,109	$1,090,117	49,378,026	$1,068,376

8.	REVENUE
Bellatrix sells its production pursuant to fixed and variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas, condensate and NGLs to the contract counterparty. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price.

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The majority of crude oil and natural gas is sold under contracts of varying terms of up to one year. The majority of Bellatrix’s NGLs are sold pursuant to one multi-year contract. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally earned under multi-year contracts at fixed fees that vary by volume.
The following table provides a summary of the Company’s revenue disaggregated by revenue source:

	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Crude oil and condensate	$12,406	$10,334	$43,032	$38,359
NGLs (excluding condensate)	18,490	12,641	54,786	35,350
Crude oil, condensate and NGLs	30,896	22,975	97,818	73,709
Natural gas	18,973	24,067	69,891	110,702
Petroleum and natural gas sales	49,869	47,042	167,709	184,411
Other income (1)	1,656	1,111	4,053	4,091
Total revenue	$51,525	$48,153	$171,762	$188,502
(1) Other income primarily consists of processing and other third party income.

9.	SHARE-BASED COMPENSATION PLANS
The following table provides a summary of the Company’s share-based compensation expense (recovery) for the three and nine months ended September 30, 2018 and September 30, 2017:

	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Share options expense	$45	$119	$293	$916
Deferred share units expense (recovery)	(25)	87	(160)	111
Restricted awards expense (recovery)	102	257	29	202
Performance awards expense (recovery)	52	90	3	(66)
Share-based compensation expense (recovery)	$174	$553	$165	$1,163
The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, September 30, 2018	$1,052	$490	$338	$1,880
Liability balance, December 31, 2017	$1,212	$754	$457	$2,423

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a.	Share Option Plan
During the three and nine months ended September 30, 2018, Bellatrix granted nil (2017: nil) and 95,000 (2017: 185,000) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the nine months ended September 30, 2018, and the weighted average assumptions are as noted below:

Inputs:	Nine months ended September 30, 2018
Share price	$1.48
Exercise price	$1.48
Risk free interest rate (%)	1.98
Option life (years)	2.8
Option volatility (%)	64.7
Weighted average fair value of each share option granted	$0.64
Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.
The weighted average trading price of the Company’s common shares on the TSX for the three and nine months ended September 30, 2018 was $1.23 (2017: $3.17) and $1.56 (2017: $4.58), respectively.
The following tables summarize information regarding Bellatrix’s Share Option Plan:
Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2017	$15.62	1,622,132
Granted	$1.48	95,000
Forfeited	$19.24	(125,700)
Expired	$35.88	(39,200)
Balance, September 30, 2018	$13.95	1,552,232
As of September 30, 2018, a total of 4,941,129 common shares were reserved for issuance on exercise of share options, leaving an additional 3,388,897 available for future share option grants.
Share Options Outstanding

	Outstanding			Exercisable
Exercise Price	At September 30, 2018	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At September 30, 2018	Exercise Price
$ 1.48 - $ 4.47	214,000	$2.80	4.1	39,665	$3.85
$ 4.48 - $ 5.55	454,932	$5.10	2.9	338,988	$5.10
$ 5.56 - $ 18.70	76,400	$7.78	3.1	36,400	$9.74
$ 18.71 - $ 19.52	575,000	$18.75	1.7	575,000	$18.75
$ 19.53 - $ 29.05	118,400	$20.30	1.2	118,400	$20.30
$ 29.06 - $ 45.28	37,300	$38.47	0.4	37,300	$38.47
$ 45.29 - $ 46.53	66,800	$46.20	0.7	66,800	$46.20
$ 46.54 - $ 46.90	9,400	$46.89	0.8	9,400	$46.89
$ 1.48 - $ 46.90	1,552,232	$13.95	2.3	1,221,953	$16.68

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b.	Long-term Incentive Plans
The following table summarizes the Deferred Share Units (“DSUs”), Restricted Awards (“RAs”), and Performance Awards (“PAs”) movement for the nine months ended September 30, 2018:

	DSUs	RAs	PAs
Balance, December 31, 2017	517,898	823,487	573,055
Granted	304,056	772,300	335,800
Exercised	—	(300,063)	(77,870)
Forfeited	—	(103,962)	(43,486)
Balance, September 30, 2018	821,954	1,191,762	787,499

10.	INCOME TAXES
Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.
Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. As at September 30, 2018, Bellatrix had approximately $1.37 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $133.9 million that expire in years through 2033.

11.	FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Interest on Credit Facilities (1)	$1,189	$599	$3,201	$1,415
Interest on Second Lien Notes (2)	567	—	567	—
Interest on Senior Notes (2)	6,731	7,336	21,584	22,912
Interest on Convertible Debentures (2)	1,441	1,365	4,218	3,998
Accretion on decommissioning liabilities (non-cash)	372	366	1,019	983
Finance expense	$10,300	$9,666	$30,589	$29,308

(1)	Includes interest at a floating rate, for the nine months ended September 30, 2018. The weighted average interest rate for amounts borrowed under the Credit Facilities was 4.32%.

(2)	Includes amortized costs related to the issuance of the Second Lien Notes, Senior Notes and Convertible Debentures (detailed in note 5).

12.	FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its Second Lien Notes and Senior Notes. The Second Lien Notes and Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Second Lien Notes and Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Second Lien Notes, Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

Bellatrix Exploration Ltd.	16

	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Unrealized gain (loss) on foreign exchange	$11,844	$11,612	$(2,050)	$22,529
Unrealized gain (loss) on foreign exchange contracts	(126)	(2,171)	3,305	(4,079)
Unrealized gain (loss) on foreign exchange	11,718	9,441	1,255	18,450
Realized gain (loss) on foreign exchange	(6,793)	1	(7,739)	(484)
Gain (loss) on foreign exchange	$4,925	$9,442	$(6,484)	$17,966
Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at September 30, 2018:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	November 14, 2018	$ 1,300	$ 1.2940	$ 1,682
Fixed	November 14, 2018	$ 800	$ 1.2961	$ 1,037
Fixed	November 14, 2018	$ 1,400	$ 1.3302	$ 1,862
Fixed	November 14, 2018	$ 1,600	$ 1.3084	$ 2,093
Fixed	November 14, 2018	$ 1,900	$ 1.3017	$ 2,473
During the nine months ended September 30, 2018 Bellatrix terminated $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020 at no cost.

13.	PER SHARE AMOUNTS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Basic common shares outstanding	61,764,109	49,378,026	61,764,109	49,378,026
Fully dilutive effect of:
Share options outstanding	1,552,232	1,659,914	1,552,232	1,659,914
Shares issuable on conversion of Convertible Debentures	6,172,840	6,172,840	6,172,840	6,172,840
Warrants outstanding	3,088,205	—	3,088,205	—
Fully diluted common shares outstanding	72,577,386	57,210,780	72,577,386	57,210,780
Weighted average shares outstanding	61,763,344	49,378,026	55,454,603	49,343,026
Dilutive effect of share options and Convertible Debentures (1)	—	—	—	—
Diluted weighted average shares outstanding	61,763,344	49,378,026	55,454,603	49,343,026
Net (loss) profit per share - basic	$(0.14)	$(0.45)	$(1.02)	$(1.59)
Net (loss) profit per share - diluted	$(0.14)	$(0.45)	$(1.02)	$(1.59)

(1)
For the three and nine months ended September 30, 2018, a total of 1,552,232 (2017: 1,659,914) share options, 6,172,840 (2017: 6,172,840) shares issuable on conversion of Convertible Debentures, and 3,088,205 (2017: nil) warrants were excluded from the calculation as they were anti-dilutive.

14.	FINANCIAL RISK MANAGEMENT

a.	Overview
The Company has exposure to credit risk, liquidity risk, and market risk (including foreign exchange risk, commodity price risk, and interest rate risk) from its use of financial instruments.
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

Bellatrix Exploration Ltd.	17

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company‘s capital structure includes shareholders’ equity, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, second lien notes, senior unsecured notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2018 capital program by reinvesting cash flow, asset disposals and if necessary, borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations. Please refer to note 5 and ‘Liquidity Risk’ below for further discussion.
The Company monitors its capital structure based on the ratio of total net debt to annualized adjusted funds flow (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (liability component) and plus or minus adjusted working capital (defined below), divided by adjusted funds flow (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized adjusted funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The capital budgets are approved by the Board of Directors.

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The Company’s capital structure and its calculation of the total net debt to adjusted funds flow ratio as defined by the Company is as follows:

Debt to Adjusted Funds Flow Ratio
	Three months ended September 30,				Nine months ended September 30,
($000s, except where noted)	2018		2017		2018		2017
Shareholders’ equity	739,711		786,827		739,711		786,827

Credit Facilities	57,059		8,279		57,059		8,279
Adjusted working capital deficiency (1)	14,899		48,144		14,899		48,144
Subtotal	71,958		56,423		71,958		56,423
Second Lien Notes (mature on September 11, 2023) (2)	195,373		—		195,373		—
Senior Notes (mature on May 15, 2020) (2)	110,367		304,515		110,367		304,515
Net debt (1)	377,698		360,938		377,698		360,938
Convertible Debentures (liability component)	41,120		38,894		41,120		38,894
Total net debt (1) at period end	418,818		399,832		418,818		399,832
Debt to adjusted funds flow ratio (annualized) (3) (1)
Adjusted funds flow (4) (annualized)	30,820		33,200		43,356		56,720
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	12.3	x	10.9	x	8.7	x	6.4	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	13.6	x	12.0	x	9.7	x	7.0	x
Debt to adjusted funds flow ratio (trailing) (1)
Adjusted funds flow (trailing) (4)	48,217		39,927		48,217		39,927
Net debt (1) to adjusted funds flow ratio (1) (trailing) (5)	7.8	x	9.0	x	7.8	x	9.0	x
Total net debt (1) to adjusted funds flow ratio (1) (trailing) (5)	8.7	x	10.0	x	8.7	x	10.0	x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, amounts outstanding under Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures (liability component). The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and the current portion of decommissioning liability. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the three and nine months ended September 30, 2018, Second Lien Notes and Senior Notes include an unrealized foreign exchange gain of $5.2 million (2017: $11.5 million gain) and a loss of $9.7 million (2017: $22.3 million gain), respectively, and does not include an unrealized loss of $0.1 million (2017: $2.2 million loss) and a gain of $3.3 million (2017: $4.1 million loss) on foreign exchange contracts, respectively.
(3) For the three months ended September 30, 2018 and 2017, net debt and total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon third quarter adjusted funds flow annualized. Adjusted funds flow for the three and nine month periods ended September 30, 2018 was $7.7 million and $32.5 million (2017: $8.3 million and $42.5 million), respectively.
(4) Adjusted funds flow as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.
(5) Trailing periods adjusted funds flow ratio annualized is based upon the twelve months ended September 30, 2018 and September 30, 2017.

c.	Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer, or counterparty to a financial instrument, fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to nine primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $11.7 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are also subject to periodic internal credit reviews to minimize the risk of non-payment. Bellatrix closely monitors and reassesses the

Bellatrix Exploration Ltd.	19

creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances, or reducing credit where it is deemed warranted and permitted under contractual terms.
As at September 30, 2018, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$2,844	$18,663	$21,507
Revenue and other accruals	18,704	753	19,457
Less: Allowance for doubtful accounts	—	(1,489)	(1,489)
Total accounts receivable	$21,548	$17,927	$39,475
In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. The Company considers the expected value at risk, by aging category, and establishes a probability-based provision for any expected losses at the time of recognition. Typically, this review results in an insignificant provision. Subsequently, if new information comes to light which challenges historical assertions from initial recognition, the assumptions are changed to accommodate this new information. Based on the review of the individual balances within accounts receivable, at September 30, 2018, and specifically the balances greater than 90 days, a provision of $1.5 million was recorded. Subsequent to September 30, 2018, the Company has collected $2.1 million of joint venture and other trade accounts receivables greater than 90 days past due.
There has been an increase in the accounts receivable balance past due from June 30, 2018 however, the Company has entered into agreements subsequent to the quarter end with third parties that will reduce a significant portion of the outstanding amounts upon closing in the fourth quarter of 2018.
The carrying amount of accounts receivable and derivative assets represent the Company’s maximum credit exposure.

d.	Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant and the First Lien Covenant described in note 5 and the ability to repay the Credit Facilities.
The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. To facilitate the capital expenditure program, the Company has established Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Credit Facilities was $100 million and total commitments were $95 million at September 30, 2018. Bellatrix also has Second Lien Notes, Senior Notes, and Convertible Debentures outstanding with fixed interest rates, as outlined in note 5, which mature on September 11, 2023, May 15, 2020, and September 30, 2021, respectively. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

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The following are the contractual maturities of liabilities as at September 30, 2018:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$60,921	$60,921	$—	$—	$—
Risk management liability	14,868	12,257	2,611	—	—
Credit Facilities	57,059	—	57,059	—	—
Second Lien Notes (1)	112,574	—	—	112,574	—
Senior Notes (1)	198,763	—	198,763	—	—
Convertible Debentures (1)	50,000	—	—	50,000	—
Finance lease obligation	5,975	609	940	919	3,507
Total	$500,160	$73,787	$259,373	$163,493	$3,507
(1) Principal amount of the instruments
At September 30, 2018 Exchanging Noteholders had subscribed for US$15 million additional Second Lien Notes (see note 5), of which US$4.7 million had been spent and US$10.3 million was committed for use on capital expenditures, development capital, and Senior Notes purchases.
As at October 31, 2018 the Company has eliminated debt associated with its Senior Notes by US$29.1 million (approximately $37.8 million CAD). This included a US$21.1 million reduction through note exchanges for common shares of Bellatrix, as well as a US$8.0 million reduction (approximately $10.5 million CAD) through the Second Lien Refinancing exchange.  In addition, the Second Lien Refinancing exchange benefited the Company’s long term debt maturity profile as it extended the maturity on US$72.1 million of Senior Notes by three years, from 2020 to 2023.

e.	Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk
Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit. The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Second Lien Notes, Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risk in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Second Lien Notes, Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Second Lien Notes or Senior Notes or three years. See note 12 for the foreign exchange risk management contacts that the Company has entered into at September 30, 2018.

g.	Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

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The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of 36 months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities. The agreement governing the Credit Facilities contains limits on the volumes the Company may hedge based on its trailing quarter sales volumes.
As at September 30, 2018, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	October 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	AECO
Natural gas fixed	Financial	October 1, 2018 to October 31, 2018	9,000 GJ/d	$1.53	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO

Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	November 1, 2018 - October 31, 2020	10,551 GJ/d	$(1.19	) US	AECO 7A/NGI Chicago
Natural gas	Financial	November 1, 2018 - October 31, 2020	5,275 GJ/d	$(1.23	) US	AECO/Dawn Gas Daily

Natural gas liquids fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	October 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	October 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	October 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00	CDN	WTI - NYMEX
Subsequent to September 30, 2018 Bellatrix entered into crude oil call option arrangement agreements. As of October 31, 2018 crude oil call option arrangements are as follows:

Type		Period	Volume	Price		Index
Oil	Financial	October 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	1,000 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2020 to December 31, 2020	1,000 bbl/d	$77.90	CDN	WTI - NYMEX

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h.	Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bear a floating rate of interest.

i.	Fair Value
The following table sets out the Company’s classification and carrying amount, for each type of financial asset and financial liability at September 30, 2018, and comparative values as at December 31, 2017:

	September 30, 2018				December 31, 2017
($000s)	FVTPL	Assets at amortized cost	Liabilities at amortized cost	Total	Total
Financial Assets:
Accounts receivable	$—	$39,475	$—	$39,475	$45,672
Risk management asset	10,025	—	—	10,025	33,123
Total	$10,025	$39,475	$—	$49,500	$78,795

Financial Liabilities:
Accounts payable and accrued liabilities	$—	$—	$59,041	$59,041	$70,884
Risk management liability	14,868	—	—	14,868	7,890
Deferred shares units	1,052	—	—	1,052	1,212
Restricted awards	490	—	—	490	754
Performance awards	338	—	—	338	457
Credit Facilities	—	—	57,059	57,059	52,066
Second Lien Notes	—	—	110,367	110,367	—
Senior Notes	—	—	195,373	195,373	305,409
Convertible Debentures	—	—	41,120	41,120	39,426
Finance lease obligation	—	—	5,975	5,975	6,891
Total	$16,748	$—	$468,935	$485,683	$484,989
The fair value of accounts receivable, accounts payable and accrued liabilities and finance lease obligation approximate their carrying amounts due to their short terms to maturity.
The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. At September 30, 2018 and December 31, 2017, the impact of netting gross amounts is not material.
The risk management assets and liabilities at September 30, 2018 include both commodity contracts and foreign exchange contracts. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.

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Credit Facilities bear interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value. The fair value of the Second Lien Notes, Senior Notes and Convertible Debentures at September 30, 2018 is $110.4 million, $125.2 million and $32.5 million, respectively (December 31, 2017 - nil, $299.3 million and $46.0 million, respectively). The fair value of Second Lien Notes at September 30, 2018 approximates the carrying value given the September 11, 2018 date of issuance. The fair value of Senior Notes and Convertible debentures is based on period end trading prices on secondary markets. The fair values of all loans and borrowings are classified as level 2 within the fair value hierarchy.
The following is a summary of the net risk management asset (liability) as at September 30, 2018 and December 31, 2017:

($000s)	September 30, 2018	December 31, 2017
Current portion commodity contract asset	$9,186	$31,910
Commodity contract asset (long term)	839	1,213
Foreign exchange contract liability (current)	(117)	(3,422)
Current portion commodity contract liability	(12,140)	(4,468)
Commodity contract liability (long term)	(2,611)	—
Net risk management asset (liability)	$(4,843)	$25,233

15.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in Non-cash Working Capital

	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Changes in non-cash working capital items:
Accounts receivable	$2,622	$793	$6,197	$964
Deposits and prepaid expenses	(1,288)	2,525	(2,838)	(2,097)
Loan receivable	—	—	—	15,000
Accounts payable and accrued liabilities	(3,377)	28,600	(11,779)	16,173
	$(2,043)	$31,918	$(8,420)	$30,040
Changes related to:
Operating activities	$190	$15,092	$3,087	$748
Financing activities	(632)	(1,048)	(2,655)	21,527
Investing activities	(1,601)	17,874	(8,852)	7,765
	$(2,043)	$31,918	$(8,420)	$30,040

16.	SUBSEQUENT EVENT
Subsequent to September 30, 2018, Bellatrix entered into an agreement to acquire all the remaining assets earned by a joint venture partner. The acquired assets are located in Bellatrix’s core Ferrier area of west central Alberta and include approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production. Total consideration payable to the joint venture partner of approximately $13 million includes $7.66 million in cash and 4.0 million common shares of Bellatrix. As part of the transaction, the parties will release each other from all existing and future claims and obligations under or in connection with the previous joint venture. The transaction has an effective date of August 1, 2018, is expected close early in the fourth quarter of 2018, and is subject to approval by the joint venture partner’s lender and its shareholders.

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